

Mail Stop 4631

February 22, 2010

Via U.S. mail and facsimile (540) 665-9325

Mr. Kent B. Guichard
President and Chief Executive Officer
American Woodmark Corporation
3102 Shawnee Drive
Winchester, Virginia 22601

> **RE:** **American Woodmark Corporation**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **File No. 000-14798**

Dear Mr. Guichard:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela Long
Assistant Director